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17003340

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-45411

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/2016 MM/DD/YY AND ENDING 10/31/2017 MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RBC Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 World Financial Center
(No. and Street)

New York	New York	10281
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steven DeCicco (212) 428-6200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Ave	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Securities and Exchange Commission
Trading and Markets

DEC 20 2017

RECEIVED

RBC CAPITAL MARKETS, LLC & SUBSIDIARIES
(An indirect wholly-owned subsidiary of Royal Bank of Canada)
(SEC I.D. No. 8-45411)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF OCTOBER 31, 2017
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Filed pursuant to Rule 17a-5 (e)(3) under the
Securities Exchange Act of 1934
As a PUBLIC DOCUMENT

RBC CAPITAL MARKETS, LLC & SUBSIDIARIES
(An indirect wholly-owned subsidiary of Royal Bank of Canada)
TABLE OF CONTENTS

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors of RBC Capital Markets LLC & Subsidiaries

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of RBC Capital Markets LLC & Subsidiaries as of October 31, 2017 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement of financial condition in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

December 20, 2017

PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (646) 471 8320, www.pwc.com/us

RBC CAPITAL MARKETS, LLC & SUBSIDIARIES
(An indirect wholly-owned subsidiary of Royal Bank of Canada)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
OCTOBER 31, 2017
(In thousands)

Assets	
Cash	$ 176,780
Cash segregated for regulatory purposes	2,624,065
Receivable from broker-dealers and clearing organizations	992,228
Receivable from clients and counterparties	5,105,549
Financial instruments owned, at fair value (including securities pledged of $6,689,779 and securities in consolidated VIEs of $4,022,760)	24,776,492
Collateralized agreements:	
Securities purchased under agreements to resell, at fair value	28,448,911
Securities borrowed	12,074,908
Securities received as collateral	1,099,215
Goodwill and intangible assets	1,785,781
Fixed assets — net	382,573
Other assets (including $5,896 in consolidated VIEs)	1,214,414
Total assets	$ 78,680,916
Liabilities and members' equity	
Short-term borrowings (includes $4,416,781 at fair value and $4,027,900 of beneficial interest issued by consolidated VIEs)	$ 9,444,170
Long-term borrowings	400,000
Payable to broker-dealers and clearing organizations	646,183
Payable to clients and counterparties	4,405,851
Financial instruments sold, but not yet purchased, at fair value	8,846,072
Collateralized financing:	
Securities sold under agreements to repurchase, at fair value	42,276,513
Securities loaned	2,118,760
Obligation to return securities received as collateral	1,099,215
Accrued compensation	2,070,413
Accounts payable and accrued liabilities (including $5,896 in consolidated VIEs)	655,199
	71,962,376
Liabilities subordinated to claims of general creditors	1,400,000
	73,362,376
Members' equity:	
Common members' interest	5,318,540
Total members' equity	5,318,540
Total liabilities and members' equity	$ 78,680,916

See notes to the consolidated financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

RBC Capital Markets, LLC, a Minnesota limited liability company, (the "Company") is an indirect wholly-owned subsidiary of RBC USA Holdco Corporation ("Holdco" or "Parent") which is a Delaware corporation and the Intermediate Holding Company ("IHC") consolidating U.S. operations as mandated by the Enhanced Prudential Standards of Dodd-Frank Act. Holdco is a wholly-owned subsidiary of Royal Bank of Canada ("RBC").

The Company is a registered broker-dealer and investment adviser with the Securities and Exchange Commissions ("SEC") and a Futures Commission Merchant with the Commodities Futures Trading Commission ("CFTC"). The Company is also a member of the New York Stock Exchange ("NYSE") and other securities and commodities exchanges. The Company offers full-service brokerage, investment banking, and asset management services to retail and institutional clients, including correspondent firms and affiliates.

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, including RBC Municipal Products, LLC ("MPLLC") and consolidated variable interest entities ("VIEs"). MPLLC is primarily engaged in structuring tender-option municipal bond ("TOBs") securitizations. MPLLC acquires municipal bonds primarily underwritten by the Company, wraps them with a guarantee issued by an affiliated RBC entity, and sells the floating certificates to third parties through securitization transactions while retaining a residual interest in the issuing trusts. Most of the municipal bond securitization entities are considered variable interest entities and are consolidated by MPLLC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The Company's consolidated financial statements conform to accounting principles generally accepted in the United States of America ("GAAP"). The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries ("Subsidiaries") and consolidated variable interest entities ("VIEs"). Intercompany transactions have been eliminated in consolidation.

The Company applies the "VIE subsections" of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 810, *Consolidation*, which provide guidance on how to identify a VIE and how to determine when assets, liabilities, non-controlling interests, and results of operations of a VIE need to be included in the Company's consolidated financial statements (see Note 19).

Use of Estimates – The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions which affect the amounts reported in the consolidated financial statements and accompanying notes. These include: the valuation of certain financial instruments owned and financial instruments sold, but not yet purchased, the outcome of litigation, and the recoverability of the carrying amounts of goodwill. Although these and other estimates and assumptions are based on the best available information, actual results could be materially different from these estimates.

Fair Value Measurement – Assets and liabilities are measured at fair value, either in accordance with standard fair value requirements or through election of fair value option.

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

ASC 825, *Financial Instruments*, provides a fair value option that allows entities to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. Changes in fair value are recognized in earnings as they occur for those assets and liabilities for which the election is made. The election is made on an instrument-by-instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The Company has elected the fair value option for securities purchased under agreements to resell, securities sold under agreements to repurchase and certain short-term borrowings.

In determining fair value, a hierarchy is used which prioritizes the inputs to valuation techniques. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The fair value hierarchy consists of three broad levels:

- Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the entity has the ability to access at the measurement date.

- Level 2 inputs include quoted prices for similar assets or liabilities in active markets or quoted prices for identical or similar assets or liabilities in markets that are not active, and model inputs that are either observable, or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

- Level 3 inputs are one or more inputs that are unobservable and significant to the fair value of the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available at the measurement date.

The level of accuracy is determined over time by comparing third-party price values to trader's or system values, other pricing service values and, when available, actual trade data. Other valuation techniques are used when a price or quote is not available. Some valuation processes use models to determine fair value. We have a systematic and consistent approach to control model use. The availability of inputs relevant to the asset or liability and the relative reliability of the inputs could affect the selection of appropriate valuation techniques.

The classification of financial instruments in the fair value hierarchy for disclosure purposes is based upon the lowest level of input that is significant to the measurement of fair value. Where observable inputs are not available, management judgment is required to determine fair values by assessing other relevant sources of information such as historical data, proxy information from similar transactions, and through extrapolation and interpolation techniques. For more complex or illiquid instruments, significant judgment is required to determine the model used, select the model inputs, and in some cases, apply valuation adjustments to the model value or quoted price for inactively traded financial instruments. The selection of model inputs may be subjective and the inputs may be unobservable. Unobservable inputs are inherently uncertain as there is little or no market data available from which to determine the level at which the transaction would occur under normal business circumstances. Appropriate parameter of uncertainty and market risk valuation adjustments for such inputs and other model risk valuation adjustments are assessed in such instances.

Valuation adjustments may be subjective as they require significant judgment in the input selection, such as the probability of default and recovery rate, and are intended to arrive at a fair value that is determined based on assumptions that market participants would use in pricing the financial instrument. The realized price for a transaction may be different from its recorded value that was previously estimated using management judgment, and may therefore impact unrealized gains and losses recognized in principal transactions on the Company's Consolidated Statement of Income.

The Company's policy with respect to transfers between levels of the fair value hierarchy is to recognize the transfers into and out of each level as of the end of the reporting period.

Valuation Process and Structure:

The Company's business units are responsible for valuing their respective portfolio of financial assets and liabilities.

The Global Valuation Committee, established by RBC, is an independent group responsible for providing oversight on financial instruments fair value policies and practices, escalating significant valuation issues, and reviewing and approving valuation adjustment methodologies.

The Valuation Group ("VG") is responsible for the Company's valuation policies, processes and procedures. VG is independent of the business units. It implements valuation control processes to validate the fair value of the Company's financial instruments measured at fair value including those derived from pricing models. These control processes are designed to assure that the values used for financial reporting are based on observable inputs, wherever possible. In the event that observable inputs are not available, the control processes are designed to ensure the valuation approach utilized is appropriate and consistently applied and the assumptions are reasonable.

The Company's control processes apply to financial instruments categorized in Level 1, Level 2 or Level 3 of the fair value hierarchy, unless otherwise noted. These control processes include:

Model Review – VG, in conjunction with the Global Risk Management Department ("GRM") and, where appropriate, the Credit Risk Management Department, both of which are within RBC, independently review valuation models' theoretical soundness, the appropriateness of the valuation methodology and calibration techniques developed by the business units using observable inputs. Where inputs are not observable, VG reviews the appropriateness of the proposed valuation methodology to ensure it is consistent with how a market participant would arrive at the unobservable input. The valuation methodologies utilized in the absence of observable inputs may include extrapolation techniques and the use of comparable observable inputs. As part of the review, VG develops a methodology to independently verify the fair value generated by the business unit's valuation models. Before trades are executed using new valuation models, those models are required to be independently reviewed. All of the Company's valuation models are subject to an independent annual review by GRM.

Independent price verification ("IPV") – IPV is a monthly control process by which system market prices or model inputs are verified for accuracy or reasonableness.

The relevance and reliability of the IPV process is dependent on the quality of the inputs used. Assessing data sources and input factors is a judgmental process in which all facts and circumstances have to be taken into account. For example, the use of observable prices from active markets is maximized and the use of unobservable inputs minimized. Conversely, when a market is deemed to be inactive, observable inputs may not be available, and in such circumstances compensating controls are employed.

For financial instruments categorized within Level 3 of the fair value hierarchy, VG reviews the business unit's valuation techniques to ensure these are consistent with market participant assumptions.

The results of this independent price verification and any adjustments made by VG to the fair value generated by the business units are presented to management of the Company and Global Valuation Committee.

Review of New Level 3 Transactions - VG reviews the models and valuation methodology used to price all new material Level 3 transactions.

Cash — Cash includes cash on hand and cash in depository accounts with other financial institutions.

Cash and Securities Segregated for Regulatory Purposes — The Company is required by its primary regulators, SEC and CFTC, to segregate cash and securities to satisfy rules regarding the protection of customer assets. Should the Company segregate securities for regulatory purposes, securities are reported at fair value.

Client Transactions — The Company executes and clears securities, futures and other derivative transactions for clients. The Company also provides custody services for retail and institutional clients and as such receives and holds clients' cash and securities. In the capacity as a clearing and carrying broker, the Company maintains

brokerage accounts for clients, including client and proprietary accounts of correspondent brokers. In accordance with SEC Customer Protection Rule – SEC Rule 15c3-3, client accounts are carried as customer and non-customer accounts and are reported as receivable from and payable to clients and counterparties on the Consolidated Statement of Financial Condition. Balances in securities accounts are regulated by the SEC and balances in commodity accounts, which include futures and other derivative transactions, are regulated by the CFTC.

Clients' transactions are recorded on a settlement date basis. In the event clients' securities trades fail to settle, the Company records the transactions to clients' accounts as if they settled and reflects a corresponding fail-to-deliver or fail-to-receive in receivable from or payable to broker-dealers and clearing organizations on the Consolidated Statement of Financial Condition. Amounts receivable from and payable to clients generally include amounts due on cash and margin transactions. The Company monitors the market value of collateral held to secure receivables from customers and requests additional collateral, when appropriate.

Certain client trades are executed and cleared through foreign affiliated broker-dealers. In accordance with the Exemption of Certain Foreign Broker Dealers Rule – SEC Rule 15a6 ("SEC Rule 15a6"), the Company reports clients' failed trades in receivable from or payable to clients and counterparties, and an offsetting receivable from or payable to broker-dealers and clearing organizations on its Consolidated Statement of Financial Condition.

Securities owned by clients, including those that collateralize margin transactions, and held by the Company for clients in an agency or fiduciary capacity, are not securities of the Company and as such are not included on the Consolidated Statement of Financial Condition.

Financial Instruments – Financial instruments owned and financial instruments sold, but not yet purchased include securities and the market value of derivatives transactions.

Securities transactions may be settled regular-way or on a delayed basis. Regular-way transactions provide for delivery of securities within a period of time (after trade date) established by regulations or conventions in the market in which the trade occurs. The Company records the purchase and sale of an existing security on trade date when the commitment to purchase or sell the existing security is expected to settle within the "settlement period" that is customary in the market in which those trades take place. Since expected settlements for new issues and pool securities have varying settlement period in the markets, the Company records the purchase and sale of these securities as regular way transactions. The fair value of unsegregated regular way securities are reported as either a net long (by security) in financial instruments owned or as a net short (by security) in financial instruments sold, but not yet purchased on the Consolidated Statement of Financial Condition. Amounts receivable and payable for regular-way securities transactions that have not reached their contractual settlement date are reported net in receivable from or payable to broker-dealers and clearing organizations on the Consolidated Statement of Financial Condition.

The Company does not apply the scope exceptions for regular way trades and records delayed delivery transactions, including To-be-announced ("TBA"), When Issued, and Extended Settlements, as derivatives until settled. The principal of these transactions are not reported on the Consolidated Statement of Financial Condition until settlement. These transactions are reflected as forward agreements in the derivative disclosure in Note 6.

Financial instruments owned and financial instruments sold, but not yet purchased, are recorded at fair value, with unrealized gains and losses reported in principal transactions on the Consolidated Statement of Income. Profit and loss for both regular-way and delayed delivery trades are recorded on trade date.

Securities and derivatives held for non-trading purposes are used to economically hedge certain employee deferred compensation liabilities. Gains and losses from these financial instruments are reported in net gains and losses from other investments on the Consolidated Statement of Income.

Collateralized Financing Agreements — The Company enters into various collateralized financing agreements to facilitate client activities, acquire securities to cover short positions, invest excess cash, and finance certain firm activities. Collateralized financing agreements are presented on the Consolidated Statement of Financial Condition based on the agreements and nature of transactions. Transactions subject to a Master Repurchase Agreement ("MRA") are presented as securities purchased under agreements to resell and securities sold under agreements to repurchase on the Consolidated Statement of Financial Condition. Transactions subject to Master Securities Lending Agreements ("MSLA") are presented as securities borrowed and securities loaned on the Consolidated

Statements of Financial Condition. The Company has elected fair value option on resale and repurchase agreements because it evaluates financial performance associated with these transactions on a fair value basis. In addition, the Company has elected fair value option for certain short-term borrowings, which are subject to other collateralized agreements and are discussed in Note 10.

- ***Resale and Repurchase Agreements*** — The Company purchases securities under agreements to resell ("resale agreements") and takes possession of these securities. Resale agreements are treated as collateralized lending transactions whereby the Company monitors the market value of the securities purchased and additional collateral is obtained when appropriate. The Company also has the right to liquidate the collateral held in the event of counterparty default. The Company also sells securities under agreements to repurchase ("repurchase agreements"), which are treated as collateralized borrowing transactions.

  Resale and repurchase agreements are carried on the Consolidated Statement of Financial Condition at fair value. The Company has elected the fair value option for resale and repurchase agreements. Interest earned on resale agreements is included in interest and dividend income, and interest incurred on repurchase agreements is included in interest and dividend expense, respectively, on the Consolidated Statement of Income. Changes in fair value of resale agreements and repurchase agreements are included in principal transactions on the Consolidated Statement of Income.

  The Company nets certain resale and repurchase agreements with the same counterparty on the Consolidated Statement of Financial Condition when the requirements of ASC 210-20-45-11, *Offsetting of Amounts Related to Certain Repurchase and Resale Agreements*, are met.

  Resale and repurchase agreements may fail to settle on the expected settlement date. Transactions failed on start dates are not reported on the Consolidated Statement of Financial Condition. Transactions failed on the end date are not derecognized from the Consolidated Statement of Financial Condition.

- ***Securities Borrowed and Securities Loaned*** — Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash, securities, letters of credit, or other collateral with the lender. With respect to securities loaned, it is the policy of the Company to receive collateral in the form of cash, securities or other collateral in an amount equal to or in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as appropriate.

  Securities borrowed and securities loaned also include transactions where the Company acts as a lender in securities lending agreements and receives securities as collateral. In accordance with ASC 860, *Transfers and Servicing*, the market value of securities received is recognized as an asset in securities received as collateral and a corresponding liability in obligation to return securities received as collateral on the Consolidated Statement of Financial Condition.

Goodwill and Intangible Assets — Through various acquisitions, the Company recognized goodwill and intangible assets. Goodwill was measured as the amount by which the consideration paid for the acquisition exceeds the fair value of tangible assets acquired.

Intangible assets consist of acquired client relationships, exchange membership seats, and capitalized project costs. Client relationships are considered to have finite lives and are amortized over their estimated useful lives of three to ten years on a straight-line basis. Exchange membership seats, which provide the Company with rights to trade on certain exchanges are carried at cost. If the recoverable amount of the asset is less than its carrying amounts, the carrying amount of the intangible asset is written down to its recoverable amount as an impairment loss. Capitalized projects costs, which consist of regulatory costs, are amortized on a straight-line basis over the estimated economic life, generally over three to five years.

ASC 350, *Intangibles — Goodwill and Other*, requires, at a minimum, an annual assessment of the recoverability of goodwill using the two-step process. Goodwill is required to be tested more frequently when there are indications of impairment. The first step of the impairment test involves a comparison of the fair value of the reporting unit to its carrying value. If the carrying value is higher than the fair value or there is an indication that impairment may exist, a second step must be performed to compute the amount of the impairment, if any. The Company performed its annual assessment as of August 1, 2017, and no impairment loss was recorded as a result of this test.

Fixed Assets — Mainly consist of internally developed software, computer and equipment, and leasehold improvements. Internally developed software, which consists of capitalized software costs, is amortized on a straight-line basis over the estimated economic life, generally over three to five years. Depreciation for equipment and furniture is provided on a straight-line basis using estimated useful lives of one to five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease plus one renewal not to exceed 10 years. Depreciation for equipment and furniture and amortization for leasehold improvements and capitalized software commence on the date placed into service. Depreciation and amortization for work in progress also begins when the assets are placed in service.

Income Taxes — The Company is a limited liability company which is taxed as a partnership, and as such does not pay federal or state income tax. The members of the Company are subject to federal and state income taxes based on their respective distributive share of the Company's income. As a result, there is no provision for federal or state income taxes. However, the Company is liable for New York City, District of Columbia, City of Philadelphia unincorporated business tax, and Tennessee Franchise tax. The Company is also liable for Canadian federal and provincial taxes on income of its Canadian branch. A tax provision for the unincorporated business tax and the Canadian federal and provincial taxes has been included in the Consolidated Financial Statements utilizing currently enacted tax rates. The Company will make distributions to its members, subject to approval by the board of directors, to enable the members to pay their tax liabilities arising from their ownership of the Company.

The Company accounts for the unincorporated business tax and Canadian taxes under the asset and liability method prescribed by ASC 740, Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the Consolidated Statement of Financial Condition carrying amount of existing assets and liabilities and their respective tax bases using currently enacted tax rates.

The Company also applies the accounting principles related to the accounting for uncertainty in income taxes. These principles prescribe a recognition threshold and measurement attribute for the Consolidated Statement of Financial Condition recognition and measurement of a tax position taken or expected to be taken in a tax return. These principles provide guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

Employee Benefit and Deferred Compensation Plans — The Company sponsors a defined contribution retirement plan, the RBC-U.S.A. Retirement and Savings Plan (the "Plan"), available to substantially all full-time employees. Participants may contribute both on a pre-tax and/or Roth 401(k) basis, up to 50% of their eligible compensation subject to certain aggregate limitations. Participants who are at least age 50 may make additional pre-tax contributions subject to certain aggregate limits. Additionally, all participants may contribute up to another 5% of eligible compensation on an after-tax basis.

The Company generally matches employee contributions up to a maximum of 6% of eligible pre-tax and/or Roth 401(k) compensation, which is invested at the direction of the participant. Employees must complete one year of service to be eligible to receive this contribution with at least 1,000 hours of service. Company matching contributions gradually vest over the first five years of service with RBC or any of its subsidiaries, with immediate vesting of contributions after five years. The Company's policy is to fund the plan costs.

The Company maintains a non-qualified deferred compensation plan for key employees under an arrangement called the RBC U.S. Wealth Accumulation Plan ("WAP"). Under the WAP, employees may elect to index their deferred compensation with various mutual funds, RBC common shares, and certain interest bearing investments. The Company records an obligation for the vested portion of the amounts owed to employees and the liability is indexed to the market value of the mutual funds or RBC common shares at the end of the reporting period. See Note 13 for further information on the Company's deferred compensation plans.

Deferred compensation is forfeited when an employee leaves the organization, with limited exceptions, such as pursuing higher education/working for a not-for-profit, considered for exemption at the discretion of management. The policy also includes a provision for retirement departures, similar to other RBC deferred compensation plans.

The Company has a deferred bonus plan for certain key employees. Under this plan, a percentage of each employee's annual incentive bonus is deferred and accumulates dividend equivalents at the same rate as dividends on RBC common shares. The value of the deferred bonus paid will be equivalent to the original deferred bonus adjusted for dividends and changes in the market value of RBC common shares at the time the bonus is paid.

Future Accounting Changes —

ASC 842, Leases. In February 2016, the FASB issued ASC 842, a new lease accounting standard effective for fiscal years ending after December 15, 2018. This standard requires Lessees to recognize a right-of-use asset and a lease liability for leases longer than one year. The Asset will reflect the present value of unpaid lease payments coupled with initial direct costs, prepaid lease payments, and lease incentives. The amount of the lease liability will be calculated as the present value of unpaid lease payments. The lease term will be required for reassessment when the lessee elects to exercise or not exercise an option during the lease term. The new standard must be adopted using a modified retrospective transition. The Company is currently evaluating the impact of adopting this ASU on the Company's consolidated financial statements.

ASC 825, Recognition and Measurement of Financial Assets and Financial Liabilities. In January 2016, the FASB issued ASU No. 2016-01, *Financial Instruments (Subtopic 825-10) - Recognition and Measurement of Financial Assets and Financial Liabilities.* This ASU amends certain aspects of recognition, measurement, presentation and disclosure of financial instruments. It includes a requirement to present separately in other comprehensive income changes in fair value attributable to the Company's own credit spreads (debt valuation adjustment or DVA), net of tax, on financial liabilities for which the fair value option was elected. The guidance will be effective for fiscal years beginning after December 15, 2018. The Company is currently evaluating the impact of adopting this ASU on the Company's consolidated financial statements.

ASC 810, Consolidation. In October 2016, the FASB issued ASU 2016-17, *Interests Held through Related Parties that are under Common Control.* This update changes how a single decision maker will consider its indirect interests when performing the primary beneficiary analysis under the Variable Interest Entity (VIE) model. Under the new guidance, if a single decision maker is required to evaluate whether it is the primary beneficiary of a VIE, it will need to consider only its proportionate indirect interest in the VIE held through a common control party. ASU 2016-17 will be applicable for the Company in fiscal years beginning after November 1, 2017 and interim periods within fiscal years beginning after November 1, 2018. The Company does not expect a material impact of adopting this ASU on the Company's consolidated financial statements.

3. CASH SEGREGATED FOR REGULATORY PURPOSES

Pursuant to SEC Rule 15c3-3 of the Securities Exchange Act of 1934, the Company may be required to maintain cash or qualified securities in a special reserve account for the exclusive benefit of customers. Cash segregated pursuant to Rule 15c3-3 is reported in cash segregated for regulatory purposes on the Consolidated Statement of Financial Condition. At October 31, 2017, the Company had $153.9 million held on deposit in reserve bank accounts for customers.

The Company also computes a reserve requirement for the proprietary accounts of brokers ("PAB") and may be required to maintain cash or qualified securities in a special reserve account for the exclusive benefit of PAB clients. Cash segregated for PAB clients is reported in cash segregated for regulatory purposes on the Consolidated Statement of Financial Condition. At October 31, 2017, the Company had $250.8 million held on deposit in reserve bank accounts for PAB clients.

Pursuant to Section 4d (2), Section 4d (f) and Regulation 30.7 under the Commodity Exchange Act, the Company may be required to segregate cash or qualified securities for the clients' futures and commodity activities. At October 31, 2017, the Company segregated $2.3 billion, of which $2.2 billion is deposits in bank and clearing organizations that is reported in cash segregated for regulatory purposes on the Consolidated Statement of Financial Condition. The remaining $50.0 million includes value of client securities and derivatives that are not reflected on the Company's Consolidated Statement of Financial Condition.

4. RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at October 31, 2017, consist of the following (in thousands):

	Receivable	Payable
Clearing organizations	$ 536,973	$ 520
Carry brokers	62,775	17,963
Unsettled regular-way trades - net	-	255,212
Securities failed to deliver / receive	222,958	204,376
Other broker-dealers	169,522	168,112
	$ 992,228	$ 646,183

The Company is a member of several securities and derivatives clearing organizations. It clears proprietary and clients' transactions through these clearing organizations and other clearing brokers, including affiliates. Clearing organizations and carry broker balances generally include good-faith and margin deposits, as well as continuous net settlement amounts for firm and clients' trades.

Amounts for securities fail-to-deliver and fail-to-receive represent the contract value of securities transactions that have not been settled. These balances also include amounts related to client trades executed and cleared through foreign affiliates and are reported in accordance with SEC Rule 15a6. Other broker-dealer balances include amounts in connection with the settlement of sweep programs and other securities settlements.

5. RECEIVABLE FROM AND PAYABLE TO CLIENTS AND COUNTERPARTIES

Amounts receivable from and payable to clients and counterparties at October 31, 2017, consist of the following (in thousands):

	Receivable	Payable
Customers:		
Securities accounts	$ 1,342,968	$ 1,184,389
Futures and commodity accounts	41,644	1,491,407
Cash on deliver / receive	121,410	53,086
Non-customers:		
Securities accounts	3,581,907	1,188,797
Futures and commodity accounts	17,620	488,172
	$ 5,105,549	$ 4,405,851

Balances are classified as customer or non-customer pursuant to SEC rule 15c3-3.

Receivables from and payables to customers and non-customers, including affiliates, generally include amounts due on cash and margin accounts. Amounts in clients' securities accounts relate to securities transactions and amounts in futures and commodity accounts related to futures, options and other derivative transactions. Certain clients are counterparties to firm and other client trades. These trades are generally settled on a cash on delivery / cash on receive basis. The balances in these accounts represent the proceeds of securities transactions that have not been delivered or received on settlement dates. See Note 18 on related party transactions. Clients' securities held by the Company are not reported on the Consolidated Statement of Financial Condition.

6. FINANCIAL INSTRUMENTS OWNED AND FINANCIAL INSTRUMENTS SOLD, BUT NOT YET PURCHASED

Financial instruments owned, including those pledged as collateral and financial instruments sold, but not yet purchased, at October 31, 2017 consist of the following (in thousands):

	Owned	Sold, But Not Yet Purchased
Securities:		
Commercial paper and certificate of deposits	$ 963,258	$ 50,056
U.S. and Canadian government and agency obligations	14,541,841	7,375,689
State and municipal obligations	4,897,895	228
Corporate and other debt obligations	3,428,306	1,336,898
Mutual fund investments	793,816	-
Equity securities	45,789	12,055
Other investments	2,860	-
	24,673,765	8,774,926
Derivatives	102,727	71,146
Total	$ 24,776,492	$ 8,846,072

Certain financial instruments are held for non-trading purposes and are used to economically hedge certain deferred compensation. Financial instruments held for purposes other than trading consist of mutual fund investments with a fair value of $756.2 million and derivative related assets with fair value of $17.2 million.

The Company pledged certain financial instruments owned to meet margin requirements and to collateralize repurchase agreements and other securities financing activities. Refer to Note 17 for further detail.

Derivative Transactions

The Company enters into derivatives to satisfy the needs of its customers and to manage the Company's exposure to risk resulting from its trading activities and compensation plans. The Company uses industry standard derivative contracts whenever appropriate.

Derivatives with a positive fair value are reported in financial instruments owned and derivatives with a negative fair value are reported in financial instruments sold, but not yet purchased on the Consolidated Statement of Financial Condition. These balances generally represent future commitments to exchange payment streams based on contract or notional amounts or to purchase or sell physical assets at specified terms on a specified date.

The table below sets forth the fair value and notional amounts of open derivative contracts as at October 31, 2017 (in thousands):

	Positive Fair Value	Negative Fair Value	Aggregated Notional
Held for trading purposes			
Interest rate contracts:			
Forwards	$ 190,389	$ 176,114	62,275,548
Swaps	178	38	168,300
Credit contracts:			
Swaps	55	55	125,165
	190,622	176,207	62,569,013
Not held for trading purposes			
Equity contracts:			
Swaps (1)	17,166	-	681,043
	17,166	-	681,043
Gross balances	207,788	176,207	63,250,056
Netting (2)	(105,061)	(105,061)	-
Net Balances	$ 102,727	$ 71,146	63,250,056

(1) Derivatives entered into to economically hedge deferred compensation - Refer to Note 13

(2) Consists of TBAs that have been netted on the Consolidated Statement of Financial Condition

In addition to the derivative amounts above, the Company had open aggregate notional futures contracts of $5.2 billion. The Company's futures contracts, with commitments to buy or sell equity indexes, interest rate and currency contracts, are executed on exchanges, and cash settlement occurs on a daily basis. At October 31, 2017, the net unsettled open trade equity for futures contracts totaled $0.2 million and is included in payable to broker-dealers and clearing organizations on the Consolidated Statement of Financial Condition.

7. GOODWILL AND INTANGIBLE ASSETS

Goodwill and intangible assets at October 31, 2017 are reflected in the table below (in thousands):

	Cost	Accumulated Amortization	Net Book Value
Goodwill	$ 1,746,550	$ -	$ 1,746,550
Intangible assets:			
Capitalized project costs - net	35,293	(5,203)	30,090
Client relationships - net	29,133	(25,802)	3,331
Exchange membership seats	5,810	-	5,810
Total	$ 1,816,786	$ (31,005)	$ 1,785,781

Goodwill and exchange membership seats are reviewed for impairment annually. As of October 31, 2017, goodwill and exchange membership seats are deemed not to be impaired.

8. FIXED ASSETS

The Company's fixed assets at October 31, 2017, consist of the following (in thousands):

	Cost	Accumulated Amortization and Depreciation	Net Book Value
Internally developed software	$ 669,138	$ (470,281)	$ 198,857
Computers and equipment	437,200	(341,504)	95,696
Leasehold improvements	275,027	(187,381)	87,646
Other fixed assets	374	-	374
Total	$ 1,381,739	$ (999,166)	$ 382,573

9. OTHER ASSETS AND ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

OTHER ASSETS

Other assets, at October 31, 2017, consist of the following (in thousands):

Loans receivables - net	$ 512,371
Interest and dividend receivables	220,977
Fee receivables	135,193
Other intergroup receivables (see Note 18)	142,382
Prepaid and deferred charges	98,073
Deferred income taxes - net	14,890
Other receivables	90,528
Total	$ 1,214,414

Loans receivables consist of staff loans made to financial advisors and other employees, and a customer loan in connection with futures clearing activities. Staff loans are forgivable loans provided to financial advisors as incentive to join the Company. Loans are amortized on a straight line basis over the terms of the loans, which is generally two to nine years.

Interest and dividends receivables mainly include accrued interest and dividends from long trading securities, reverse repos and securities borrowed. Approximately $1.0 million of accrued interest receivables are with affiliates. Refer to Note 18 for further detail.

Fee receivables mainly include accrued fees in connection with underwriting, investment management, and other client asset servicing.

Prepaid and deferred charges largely include funds advanced to third-party service providers to cover rent, market data and other communications costs. Deferred income taxes relate to future tax benefits in connection with unincorporated business taxes and certain Canadian taxes. Other receivables include various miscellaneous receivables, including lease receivables, certain tax receivables, and certain staff related receivables.

ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities, at October 31, 2017, consist of the following (in thousands):

Interest and dividend payables	$	159,811
Deferred income		126,080
Rent and lease payables		103,317
Other intergroup payables (see Note 18)		52,215
Syndicate Payables		85,988
Other liabilities		127,788
Total accounts payable and accrued liabilities	$	655,199

Interest and dividend payables mainly include accrued interest and dividends from short trading securities, repos and securities loaned. Approximately $11.2 million of accrued interest payables are with affiliates. Refer to Note 18 for further detail.

Deferred income includes fees connected with soft dollar arrangements and asset management fees that were billed and received in advance.

Rent and lease payables mainly include advances and credits received from landlords for leases and leasehold improvements.

Other liabilities include accrued litigation provisions and various miscellaneous payables, including underwriting syndicate related payables, tax payables, escheatment payables and other accrued expenses. Accrued litigation provisions represent amounts the Company maintains for outstanding legal matters. The Company accrues for litigation related liabilities when it is probable such liability has been incurred and the amount of the loss can be reasonably estimated. Refer to Note 21 for further discussion on litigation matters.

10. SHORT-TERM BORROWINGS

The Company entered into various borrowing arrangements to meet short-term financing needs. At October 31, 2017, short-term borrowings consist of the following arrangements (in thousands):

	Total Facility	Borrowings
Secured revolving loan agreement entered into with an affiliate that allows the Company to borrow cash under a series of arrangements with remaining maturity ranging from 5 to 350 days. Facility expires December 2018. At October 31, 2017, outstanding borrowings, which are carried at fair value (loan value $4.4 billion), bear interest at varying rates ranging from 1.35% to 1.89% and are secured by securities with fair values of $7.1 billion.	$ 10,000,000	$ 4,416,781
Unsecured revolving credit agreement entered into with RBC to manage short-term liquidity needs. Agreement matures August 2018 and bears interest at LIBOR plus 0.70%.	3,000,000	1,000,000
Uncommitted overnight credit facility entered into with RBC to manage short-term liquidity needs. Facility matures July 2018 and bears interest equal LIBOR plus 0.30%. Facility was not used.	850,000	-
Unsecured uncommitted facilities entered into with an affiliate to manage short-term liquidity needs. The facility provides for funding in various currencies up to the equivalent of €505 million ($550 million as at October 31, 2017). Interest on the various currencies is generally based on 3 month EURIBOR plus 0.20%, 3 month GBP LIBOR plus 0.35% and 3 month JPY LIBOR plus 0.12%.	550,000	17,809
Uncommitted overdraft credit facility entered into with an affiliate to facilitate the settlement of foreign exchange transactions. Facility has an open maturity date, rates are based on currency outstanding.	35,000	994
Floaters issued by consolidated VIEs in the TOB program discussed in Note 19. Floaters, which are issued to third-party investors, are secured.	-	4,006,475
Overdraft balances in various non-affiliated bank accounts.	-	2,111
Total	$ 14,435,000	$ 9,444,170

The Company also maintains certain uncommitted overnight credit facilities with various non-affiliated banks to clear securities transactions. As at October 31, 2017, there were no outstanding borrowings from these facilities.

11. LONG-TERM BORROWINGS

The Company has a $400.0 million term loan agreement with RB U.S. Credit Services, Inc., an affiliate. The loan is unsecured and matures on July 15, 2019, with no scheduled principal payments until maturity. Interest is paid quarterly and is based on 90-day LIBOR, as of each reset date, plus 1% at October 31, 2017.

12. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The borrowings under subordination agreements at October 31, 2017, are as follows (in thousands):

Subordinated debt entered into on March 2, 2012 with RBC USA Holdco Corporation, the Parent, maturing on March 2, 2018; the agreement contains an automatic rollover provision whereby the maturity date will be extended an additional year. The borrowing is non-interest bearing.	$ 1,386,000
Subordinated debt entered into on March 2, 2012 with RB CM Member Corp., maturing on March 2, 2018; the agreement contains an automatic rollover provision whereby the maturity date will be extended an additional year. The borrowing is non-interest bearing.	14,000
Total	$ 1,400,000

All liabilities subordinated to claims of general creditors are covered by agreements approved by FINRA and are available for computing the Company's net capital pursuant to the SEC net capital rule. To the extent such liabilities

are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Refer to Note 23 for further discussion on regulatory matters.

13. DEFERRED COMPENSATION PLANS

Wealth Accumulation Plan — The Company maintains a non-qualified deferred compensation plan for key employees under an arrangement called the RBC U.S. Wealth Accumulation Plan. Awards are made to the plan based on certain performance metrics. In addition, the plan allows eligible employees to make voluntary deferrals of their annual income. All voluntary deferrals and awards are allocated among various fund choices, which include an RBC Share Account that tracks the value of RBC common shares. The fair value of matching contributions is based on quoted market prices. Employee deferrals are immediately 100% vested. Awards generally vest over a period of five years starting after the grant year. Employees are entitled to the investment returns on their balances based on the performance of the mutual funds they select as well as RBC common shares.

The Company economically hedges its exposure by purchasing mutual funds that provide similar returns to the mutual funds selected by the employees. Mutual funds purchased by the Company are reported at fair value in financial instruments owned on the Consolidated Statement of Financial Condition. Gains and losses from the mutual funds are reported in net gains and losses from other investments on the Consolidated Statement of Income.

The Company also entered into total return swaps ("TRS") with affiliates to economically hedge its exposure on deferred compensation tracked against RBC common shares. Under the swap agreements, the Company pays interest to the counterparty at a rate based on 90 day LIBOR plus a spread (ranging from 0.02% to 0.17%) on the notional value in exchange for receiving the rate of return on RBC common stock on the notional value. The fair value of the TRS is reported in financial instruments owned if positive and financial instruments sold, but not yet purchased if negative.

The table below summarizes the assets and liabilities related to the WAP as of October 31, 2017 which are included in financial instruments owned, at fair value and accrued compensation, respectively, on the Consolidated Statement of Financial Condition. Below table shows balances in thousands:

Assets		
Cash	$	871
Mutual fund investments at fair value		756,238
Fair value of total return swap (notional amount of $258.8 million)		14,684
Liabilities		
Accrued compensation	$	1,125,059

Performance Deferred Share Award Plans – RBC offers performance deferred share plans to certain key employees, all of which vest at the end of three years. Upon vesting, the award is paid in cash and is based on the original number of RBC share units granted plus accumulated dividends valued using the average closing price of RBC common shares during the five trading days immediately preceding the vesting date. A portion of the award under certain plans may be increased or decreased up to 25%, depending on our total shareholder return compared to a defined peer group of global financial institutions. The liability on this plan as at October 31, 2017 was $33.6 million.

Other Share-based Plans - The Company's liabilities for the awards granted under the other share-based plans are measured at fair value, determined based on the quoted market price of our common shares. The liability on this plan as at October 31, 2017 was $7.4 million.

Deferred Compensation — The Company has a deferred bonus plan for certain key employees. Under this plan, a percentage of each employee's annual incentive bonus is deferred and accumulates dividend equivalents at the same rate as dividends on RBC common shares. The awards are paid out generally at the end of three years, although there is no substantive vesting period. The awards are recorded as a part of compensation expense during the year of grant. The value of the deferred bonus paid will be equivalent to the original deferred bonus adjusted for dividends and changes in the market value of RBC common shares at the time the bonus is paid. The value of the

deferred bonus liability as of October 31, 2017 was $382.0 million and is included in accrued compensation on the Consolidated Statement of Financial Condition.

14. MEMBERS' EQUITY

The Company has 200,200 issued common shares, of which 198,198 are owned by Holdco and 2,002 are owned by RB CM Member Corp, a wholly owned subsidiary of Holdco.

15. FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value of assets and liabilities measured at fair value on a recurring basis and classified using the fair value hierarchy as at October 31, 2017 (in thousands):

	Fair Value Measurements Using			Total Gross		Assets / Liabilities
	Level 1	Level 2	Level 3	Fair Value	Netting [2]	at Fair Value
Financial assets:						
Securities purchased under agreements to resell	-	42,087,092	-	42,087,092	(13,638,181)	28,448,911
Securities received as collateral	-	1,099,215	-	1,099,215	-	1,099,215
Financial instruments owned, at fair value:						
Commercial papers and certificate of deposits	-	963,258	-	963,258	-	963,258
U.S. and Canadian government and agency obligations	461,404	14,080,437	-	14,541,841	-	14,541,841
State and municipal obligations	-	4,806,510	91,385	4,897,895	-	4,897,895
Corporate and other debt obligations	-	3,335,191	93,115	3,428,306	-	3,428,306
Mutual fund investments [1]	793,816	-	-	793,816	-	793,816
Equity securities	24,415	21,374	-	45,789	-	45,789
Other investments	-	2,860	-	2,860	-	2,860
Derivative related assets	17,166	190,622	-	207,788	(105,061)	102,727
Total financial instruments owned, at fair falue	1,296,801	23,400,252	184,500	24,881,553	(105,061)	24,776,492
Total assets	$ 1,296,801	$ 66,586,559	$ 184,500	$ 68,067,860	$ (13,743,242)	$ 54,324,618
Financial liabilities:						
Short-term borrowings	$ -	$ 4,416,781	$ -	$ 4,416,781	$ -	$ 4,416,781
Securities sold under agreements to repurchase	-	55,914,694	-	55,914,694	(13,638,181)	42,276,513
Obligations to return securities received as collateral	-	1,099,215	-	1,099,215	-	1,099,215
Financial instruments sold, but not yet purchased, at fair value:						
Commercial papers and certificate of deposits	-	50,056	-	50,056	-	50,056
U.S. and Canadian government and agency obligations	1,807,599	5,568,090	-	7,375,689	-	7,375,689
State and municipal obligations	-	228	-	228	-	228
Corporate and other debt obligations	-	1,336,898	-	1,336,898	-	1,336,898
Equity securities	12,055	-	-	12,055	-	12,055
Derivative related liabilities:	-	176,207	-	176,207	(105,061)	71,146
Total financial instruments sold at fair value	1,819,654	7,131,479	-	8,951,133	(105,061)	8,846,072
Total liabilities	$ 1,819,654	$ 68,562,169	$ -	$ 70,381,823	$ (13,743,242)	$ 56,638,581

[1] Includes $756.2 million of investments related to deferred compensation plans, see Note 13.
[2] For contracts with the same counterparty the netting among positions is classified within the same level. For further information on derivative instruments and hedging activities, see Note 6.

Valuation Techniques:

Fair value of assets and liabilities measured at fair value on a recurring basis are determined and classified in fair value hierarchy table using the following techniques and inputs.

Securities purchased/sold under agreements to resell/repurchase and Short-term borrowings — The fair value of reverse repurchase and repurchase agreements and short-term borrowings are determined using valuation techniques such as the discounted cash flow models using multiple market inputs, including interest rates and spreads. They are classified as Level 2 instruments as the inputs are generally observable in actively quoted markets and can be validated through external sources, including brokers, pricing services, and market transactions.

Commercial Paper and Certificates of Deposit — The fair value of commercial paper is estimated using broker quotes that utilize observable market inputs and are generally classified as Level 2. The fair value of certificates of deposit is estimated using yield curves and credit spreads, where available, and classified as Level 2 of the fair value hierarchy. The yield curves and spreads are from actively quoted markets and can be validated through external sources, including brokers, pricing services, and market transactions.

U.S. and Canadian Government and Agency Obligations — Includes government debt securities and strips, as well as agency issued mortgage-backed securities (MBS). The fair values of government issued or guaranteed debt securities in active markets are determined by reference to recent transaction prices, broker quotes, or third-party vendor prices and are classified as Level 1 in the fair value hierarchy. The fair value of securities not traded in active markets are based on either security prices, or valuation techniques using implied yields and risk spreads derived from prices of actively traded and similar government securities. Securities with observable prices or rate inputs as compared to transaction prices, dealer quotes or vendor prices are classified as Level 2 in the hierarchy.

State and Municipal Obligations — Includes state and municipal debt securities, including certain auction rate securities (ARS). The fair values of state and municipal bonds are determined using either recently executed transaction prices, broker quotes, pricing services, or in certain instances, discounted cash flow valuation models using rate inputs such as benchmark yields and risk spreads of comparable securities. The valuation of ARS involves discounting forecasted cash flows from the underlying collateral and incorporating multiple inputs such as default, prepayment, deferment and redemption rates, and credit spreads. These inputs are unobservable, and therefore, ARS are classified as Level 3 in the hierarchy. All relevant data must be assessed and significant judgment is required to determine the appropriate valuation inputs. Securities with observable prices or rate inputs as compared to transaction prices, dealer quotes or vendor prices are classified as Level 2 in the hierarchy. Securities where inputs are unobservable are classified as Level 3 in the hierarchy.

Corporate and Other Debt Obligations — Includes corporate debt securities, MBS, asset-backed securities (ABS) and certain ARS. ABS include collateralized debt obligations (CDO). The fair value of corporate debt is estimated using market price quotations (where observable), bond spreads, or credit default swap spreads adjusted for any basis differences between cash and derivative instruments. Inputs for valuation of MBS and CDO are, when available, traded prices, dealer or lead manager quotes, broker quotes and vendor prices of the identical securities. When prices of identical securities are not readily available, the industry standard models are used, with inputs such as discount margins, yields, default, prepayment and loss severity rates that are implied from transaction prices, dealer quotes or vendor prices of comparable instruments. The valuation of ARS involves discounting forecasted cash flows from the underlying collateral and incorporating multiple inputs such as default, prepayment, deferment and redemption rates, and credit spreads. These inputs are unobservable, and therefore, ARS are classified as Level 3 in the hierarchy. All relevant data must be assessed and significant judgment is required to determine the appropriate valuation inputs. Securities with observable prices or inputs as compared to transaction prices, dealer quotes or vendor prices, are classified as Level 2 in the hierarchy. Securities where inputs are unobservable are classified as Level 3 in the hierarchy.

Mutual Fund Investments — Mutual funds are valued using the published net asset value ("NAV") of the fund. The NAV of the funds is at amortized cost in accordance with rules under the Investment Company Act of 1940 (Rule 2a-7). Generally, amortized cost approximates the current fair value of a security, and since pricing information is readily available on an on-going basis, such securities are categorized as Level 1 of the fair value hierarchy.

Equity Securities — Equity securities consist of listed common shares and preferred securities. Exchange-traded securities are generally valued based on quoted prices from an exchange. The fair values of common shares are based on quoted prices in active markets, where available, and are classified as Level 1 in the hierarchy. Where quoted prices in active markets are not readily available, fair value is determined based on quoted market prices for similar securities or through valuation techniques, such as multiples of earnings and the discounted cash flow model with forecasted cash flows and discounted rate as input. If the securities are not listed, not actively traded, or restricted, they are generally categorized as Level 2 of the fair value hierarchy.

Derivatives — The fair values of exchange-traded derivatives, such as interest rate and equity options and futures, are based on quoted market prices and are generally classified as Level 1 in the fair value hierarchy. A derivative instrument is classified as Level 2 in the fair value hierarchy if observable market inputs are available or the

unobservable inputs are not significant to the fair value. Otherwise, it is classified as Level 3 in the hierarchy. Over-the-counter (OTC) derivatives primarily consist of interest rate swaps and forwards, equity swaps and credit default swaps. The fair values of over the counter derivatives classified as Level 2 in the fair value hierarchy, including interest rate forward contracts, is determined using valuation models when quoted market prices or third-party consensus pricing information are not available. The valuation models, such as discounted cash flow method or Black-Scholes option model, incorporate observable or unobservable inputs for interest and foreign exchange rates, equity and commodity prices (including indices), credit spreads, corresponding market volatility levels, and other market-based pricing factors. Other adjustments to fair value include bid-offer, credit valuation adjustments (CVA), funding valuation adjustments (FVA), overnight index swap (OIS), parameter and model uncertainties, and unrealized gain or loss at inception of a transaction.

Sensitivity of the Fair Value to Changes in the Unobservable Inputs — Due to the unobservable nature of certain significant inputs used to measure Level 3 assets and liabilities, there may be uncertainty about the valuation of Level 3 financial assets and liabilities.

The following table presents fair values of our significant Level 3 financial instruments, valuation techniques used to determine their fair values, ranges and weighted average of unobservable inputs (in thousands except for prices and percentages):

	Fair Value					Range of input values [1]		
Reporting line in the FV hierarchy	Assets	Liabilities	Products	Valuation Technique	Significant unobservable inputs	Low	High	Weighted average / input distribution
State and municipal obligations	$ 2,310	$ -	Auction Rate Securities (ARS)	Price-based	Prices	$ 90.00	$ 98.25	$ 96.25
	89,075	-	Auction Rate Securities (ARS)	Discounted cash flows	Prepayment rates	4%	6%	5%
					Default rates	3%	3%	3%
					Recovery rates	40%	98%	93%
					Discount margins	1%	2%	2%
Corporate and other debt	93,105	-	Auction Rate Securities (ARS)	Discounted cash flows	Prepayment rates	4%	10%	5%
					Default rates	3%	3%	3%
					Recovery rates	97%	98%	97%
					Discount margins	2%	3%	2%
	10	-	Corporate Bonds - High Yield	Price-based	Prices	$ 0.01	$ 6.10	$ 0.22
	$ 184,500	$ -						

[1] The low and high input values represent the actual highest and lowest level inputs used to value a group of financial instruments in a particular product category. These input ranges do not reflect the level of input uncertainty, but are affected by the different underlying instruments within the product category. The input ranges will therefore vary from period to period based on the characteristics of the underlying instruments held at each balance sheet date. Where provided, the weighted average of the input values is calculated based on the relative fair values of the instruments within the product category.

Price-based inputs are significant for certain debt securities, and are based on external benchmarks, comparable proxy instruments or year-end trade data. For these instruments, the price input is expressed in dollars for each $100 par value. For example, with an input price of $105, an instrument is valued at a premium over its par value.

Sensitivity to unobservable inputs and interrelationships between unobservable inputs

Discount margin

Discount margin is the difference between a debt instrument's yield and a benchmark instrument's yield. Benchmark instruments have high credit quality ratings, similar maturities and are often government bonds.

Discount margin therefore represents the discount rate used to present value future cash flows of an asset to reflect the market return required for uncertainty in the estimated cash flows. The discount margin for an instrument forms part of the yield used in a discounted cash flow calculation. Generally, an increase in the discount margin will result in a decrease in fair value, and vice versa.

Default rates

A default rate is the rate at which borrowers fail to make scheduled loan payments. A decreasing default rate will typically increase the fair value of the loan, and vice versa. This effect will be significantly more pronounced for a non-government guaranteed loan than a government guaranteed loan.

Prepayment rates

A prepayment rate is the rate at which a loan will be repaid in advance of its expected amortization schedule. Prepayments change the future cash flows of a loan. An increase in the prepayment rate in isolation will result in an increase in fair value when the loan interest rate is lower than the then current reinvestment rate, and a decrease in the prepayment rate in isolation will result in a decrease in fair value when the loan interest rate is lower than the then current reinvestment rate. Prepayment rates are generally negatively correlated with interest rates.

Recovery and loss severity rates

A recovery rate is an estimation of the amount that can be collected in a loan default scenario. The recovery rate is the percentage of the recovered amount divided by the loan balance due. The inverse concept of recovery is loss severity. Loss severity is an estimation of the loan amount not collected when a loan defaults. The loss severity rate is the percentage of the loss amount divided by the loan balance due. Generally, an increase in the recovery rate or a decrease in the loss severity rate will increase the loan fair value, and vice versa.

Interrelationships between unobservable inputs

Unobservable inputs, including the above discount margin, default rate, prepayment rate, recovery and loss severity rates, may not be independent of each other. For example, the discount margin can be affected by a change in default rate, prepayment rate, or recovery and loss severity rates. Discount margins will generally decrease when default rates decline or when recovery rates increase. Prepayments may cause fair value to either increase or decrease.

There were no assets or liabilities measured at fair value on a nonrecurring basis during 2017.

Transfers between levels of the fair value hierarchy – Certain securities were transferred between categories during the twelve months ended October 31, 2017.

Transfers between Level 1 and Level 2 are dependent on whether the fair value is obtained on the basis of quoted market prices in active markets (Level 1) as opposed to fair value estimated using observable inputs in a discounted cash flow method (Level 2).

U.S. government securities of $74.5 million, reported in financial instruments owned, at fair value, and $9.1 million, reported in financial instruments sold, but not yet purchased, at fair value, were transferred from Level 1 to Level 2 during the period, due to decreased market activity and liquidity.

U.S. government securities of $428.3 million, reported in financial instruments sold, but not yet purchased, at fair value, were transferred from Level 2 to Level 1 during the period, due to increased market activity and liquidity.

Financial Instruments Not Measured at Fair Value — The carrying amounts and fair values of other financial assets and financial liabilities not measured at fair value in the Consolidated Statement of Financial Condition at October 31, 2017, are as follows (in thousands):

	Carrying Value	Estimated Fair Value	Fair Value Measurement Level 1	Level 2	Level 3
Financial assets					
Cash	$ 176,780	$ 176,780	$ 176,780	$ -	$ -
Cash segregated for regulatory purposes [(1)]	2,624,065	2,624,065	562,324	2,061,742	-
Receivable from broker-dealers and clearing organizations	976,740	976,740	-	976,740	-
Receivable from clients and counterparties	5,105,549	5,105,549	-	5,105,549	-
Securities borrowed	12,074,908	12,074,908	-	12,074,908	-
Other assets [(2)]	1,119,333	1,119,333	-	1,119,333	-
Financial liabilities					
Short-term borrowings [(3)]	$ 5,027,389	$ 5,027,389	$ -	$ 5,027,389	$ -
Long-term borrowings	400,000	394,808	-	394,808	-
Payable to broker-dealers and clearing organizations	645,710	645,710	-	645,710	-
Payable to clients and counterparties	4,406,325	4,406,325	-	4,406,325	-
Securities loaned	2,118,760	2,118,760	-	2,118,760	-
Accounts payable and accrued liabillities [(4)]	488,159	488,159	-	488,159	-
Liabilities subordinated to claims of general creditors	1,400,000	1,379,039	-	1,379,039	-

[(1)] Cash segregated for regulatory purposes includes $562.3 million of deposits held at banks and classified as Level 1, and $2.1 billion of deposits held with clearing organizations and classified as Level 2.
[(2)] Other assets of $98 million are not in scope for disclosure, and are not included above.
[(3)] Short-term borrowings of $4.4 billion are recorded at fair value, and are reflected in the fair value table.
[(4)] Other payables and accrued liabilities of $152.4 million are not in scope for disclosure, and are not included above.

With the exception of long-term borrowings and liabilities subordinated to claims of general creditors, carrying value generally approximates fair value of assets and liabilities in the above table. This is due to the relatively short period of time between their origination and expected maturity. These items are generally classified in Level 2 of the fair value hierarchy. In the case of long-term borrowings and liabilities subordinated to claims of general creditors, the discounted cash flow is used in the calculation of fair value. The credit spread and interest rate are inputs in calculating fair value. These are classified as Level 2 within the fair value hierarchy.

16. OFFSETTING OF FINANCIAL INSTRUMENTS

The table below provides the amount of financial instruments that have been offset on the Consolidated Statement of Financial Condition and the amounts that do not qualify for offsetting but are subject to enforceable master netting arrangements or similar agreements. The amounts presented are not intended to represent our actual exposure to credit risk. As of October 31, 2017, the assets and liabilities are as follows (in thousands):

	Gross Amounts of Recognized Assets and Liabilities	Gross Amounts Offset in the Consolidated Statement of Financial Condition	Net Amounts Presented in the Consolidated Statement of Financial Condition	Gross Amount Not Offset in the Consolidated Statement of Financial Condition	Net Amount
Assets					
Derivative related assets [(1)]	$ 207,788	$ (105,061)	$ 102,727	$ (21,542)	$ 81,185
Securities purchased under agreements to resell, at fair value	42,087,092	(13,638,181)	28,448,911	(28,434,156)	14,755
Securities borrowed	12,074,908	-	12,074,908	(11,738,851)	336,057
Securities received as collateral	1,099,215	-	1,099,215	(1,092,025)	7,190
Liabilities					
Derivative related liabilities [(1)]	$ 176,207	$ (105,061)	$ 71,146	$ (49,047)	$ 22,099
Securities sold under agreements to repurchase, at fair value	55,914,694	(13,638,181)	42,276,513	(42,188,555)	87,958
Securities loaned	2,118,760	-	2,118,760	(2,088,079)	30,681
Obligation to return securities received as collateral	1,099,215	-	1,099,215	(1,092,025)	7,190

[(1)] Derivative related assets and derivative related liabilities are reported in financial instruments owned and financial instruments sold, but not yet purchased, respectively.

Offsetting within the Consolidated Statement of Financial Condition may be achieved where financial assets and liabilities are subject to master netting arrangements that provide the currently enforceable right of offset and where there is an intention to settle on a net basis, or realize the assets and liabilities simultaneously.

Amounts that do not qualify for offsetting include master netting arrangements that only permit outstanding transactions with the same counterparty to be offset in an event of default or occurrence of other predetermined events. Such master netting arrangements include MRA and MSLA for repurchase, reverse repurchase and other similar secured lending and borrowing arrangements.

The amount of the financial collateral received or pledged subject to master netting arrangement or similar agreements but not qualified for offsetting refers to the collateral received or pledged to cover the net exposure between counterparties by enabling the collateral to be realized in an event of default or the occurrence of other predetermined events. Certain amounts of collateral are restricted from being sold or repledged unless there is an event of default or the occurrence of other predetermined events.

17. PLEDGED COLLATERAL

The Company pledged certain financial instruments owned to meet margin requirements and to collateralize repurchase agreements and other securities financing activities. At October 31, 2017, the Company pledged $19.5 billion, of which $6.7 billion can be sold or repledged to counterparties with re-hypothecation rights and is parenthetically disclosed in financial instruments owned, at fair value, on the Consolidated Statement of Financial Condition.

Under the Company's collateralized financing agreements, the Company either receives or provides collateral. In many cases, the Company is permitted to sell or repledge these securities held as collateral. The Company may also pledge customers' securities as collateral for bank loans, securities loaned, or to satisfy margin deposit requirements of various clearinghouses and exchanges. In the event the Company's counterparty is unable to return the securities pledged, the Company might need to acquire the securities at prevailing market prices. In the case of repurchase agreements, the Company risks holding collateral at a market value less than contract value of the repurchase agreement. To control these risks, the Company monitors the market value of securities pledged and requires adjustments of collateral levels when deemed necessary.

At October 31, 2017, the Company received $56.4 billion of securities collateral under the collateralized financing agreements, which the Company was permitted to sell or repledge. The amount of collateral that was sold or repledged to counterparties with re-hypothecation rights was $32.1 billion. The amount of collateral that was sold or repledged to counterparties without re-hypothecation rights was $21.6 billion.

The Company additionally receives securities as collateral in connection with certain securities for securities transactions in which the Company is the lender. In instances where the Company is permitted to sell or repledge these securities, the Company reports the fair value of the collateral received and the related obligation to return the collateral in the Consolidated Statement of Financial Condition. At October 31, 2017, $1.1 billion, was reported as securities received as collateral in the Consolidated Statement of Financial Condition. Collateral received in connection with these securities transactions that was subsequently repledged was approximately $1.1 billion at October 31, 2017.

18. RELATED PARTY TRANSACTIONS

The related party balances set forth in the tables below resulted from transactions between the Company and RBC and affiliates in the normal course of business as part of its trading, clearing, financing, and general operations. In addition, certain costs have been allocated between the Company and RBC and affiliates for operational, technology, administrative support and management service. Allocations between the Company and RBC and affiliates are subject to service level agreements ("SLA").

At October 31, 2017, amounts receivable from and payable to RBC and affiliates are set forth below (in thousands):

Assets:	
Cash	$ 34,878
Cash segregated for regulatory purposes	95,664
Receivable from broker-dealers and clearing organizations	92,023
Receivable from clients and counterparties	3,333,037
Financial instruments owned, at fair value	17,812
Securities purchased under agreements to resell, at fair value	140,367
Securities borrowed	278,125
Other assets	143,409
Liabilities:	
Short-term borrowings (Note 10)	$ 5,435,584
Long-term borrowings (Note 11)	400,000
Payable to broker-dealers and clearing organizations	79,367
Payable to clients and counterparties	1,629,373
Financial instruments sold, but not yet purchased, at fair value	967
Securities sold under agreements to repurchase, at fair value	3,141,670
Securities loaned	235,088
Accounts payable and accrued liabilities	65,586
Liabilities subordinated to claims of general creditors (Note 12)	1,400,000

Banking activities — The Company maintains certain bank accounts at affiliated banks to segregate customer funds for regulatory purposes and to settle certain transactions in foreign currencies. Amounts held at affiliated banks to segregate customer funds are reported in cash segregated for regulatory purposes on the Consolidated Statement of Financial Condition. There were no segregated customer funds held at affiliated banks at October 31, 2017. Other bank balances at affiliated banks are reported in cash and cash equivalent or short-term borrowings on the Consolidated Statement of Financial Condition. At October 31, 2017, the Company had a receivable to an affiliated bank of $34.9 million.

Brokerage activities — The Company clears client and firm futures transactions in foreign markets through affiliated clearing broker-dealers. Third party client related balances at affiliated foreign broker-dealers are segregated for regulatory purposes and are reported in cash segregated for regulatory purposes on the Consolidated Statement of Financial Condition. At October 31, 2017, amounts receivable from affiliated foreign broker-dealers for third party clients are as reflected in the table above. At October 31, 2017, amounts receivable from affiliated foreign broker-dealers for firm transactions totaled $62.8 million and are reported in receivable from broker-dealer and clearing organizations on the Consolidated Statement of Financial Condition.

At times, affiliated broker-dealers are counterparties to trades executed by the Company. In the event these trades fail to settle on the contractual settlement date, outstanding receivables or payables are reported in receivable from and payable to broker-dealer and clearing organizations on the Consolidated Statement of Financial Condition. At October 31, 2017, receivables and payables related to fails totaled $29.2 million and $61.4 million, respectively.

The Company provides securities and futures execution, clearance, and custody services to RBC and affiliates. Receivables and payables in connection with these services are reported in receivable from and payable to clients and counterparties on the Consolidated Statement of Financial Condition. Outstanding balances at October 31, 2017 are as reflected in the table above.

Derivative activities — The Company enters into certain derivative transactions with RBC and affiliates to economically hedge certain trading activities and certain deferred compensation liabilities. Derivative fair values with RBC and affiliates are reported in financial instruments owned, at fair value and financial instruments sold, but not yet purchased, at fair value on the Consolidated Statement of Financial Condition. Outstanding balances at October 31, 2017 are as reflected in the table above.

Collateralized financing activities — The Company enters into resale and repurchase agreements with RBC and affiliates under master repo agreements. Resale agreements, which are entered into primarily to facilitate client activities and to cover short sales, are reported in securities purchased under agreement to resell, at fair value on

the Consolidated Statement of Financial Condition and are as set forth in the table above. Repurchase agreements, which are entered into for financing purposes, are reported in securities sold under agreements to repurchase, at fair value on the Consolidated Statement of Financial Condition and are as set forth in the table above.

The Company also enters into securities borrow and securities loan with RBC and affiliates under securities lending agreements. Securities borrow activities, which are entered into for short sales and other financing activities, are reported in securities borrowed on the Consolidated Statement of Financial Condition and are as set forth above. Securities loan activities, which are entered into for financing purposes, are reported in securities loaned on the Consolidated Statement of Financial Condition and are as set forth in the table above.

The Company also enters into secured short-term loans with an affiliate. These loans are reported in short-term borrowings and are discussed in Note 10.

19. VARIABLE INTEREST ENTITIES

Consolidated VIEs

A VIE is an entity in which the equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The entity that consolidates a VIE is known as the primary beneficiary, and is the entity with (1) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and (2) has an obligation to absorb losses or the right to receive benefits that in either case could potentially be significant to the VIE. The Company consolidates VIEs of which it is the primary beneficiary. The Company performs qualitative, and in certain cases, quantitative, analyses to determine whether the Company is the primary beneficiary of a VIE based on the facts and circumstances and the Company's interest(s) in the VIE.

The Company sold certain municipal bonds into TOB programs, where each TOB program consists of a credit enhancement ("CE") trust and a TOB trust. Both the CE and the TOB trusts are VIEs. Each bond sold to the TOB program is supported by a letter of credit issued by RBC, which requires an affiliate to extend funding if there are any credit losses on the bond, and is financed by the issuance of floating-rate certificates to short-term investors and a residual certificate. The Company is the remarketing agent for certain floating-rate certificates and RBC provides liquidity facilities to each of the TOB programs to purchase any floating-rate certificates that have been tendered but not remarketed. The Company also holds the residual certificates issued by these TOB programs, which will expose the Company to interest rate basis risk. The Company consolidates TOB VIEs in which the Company is the holder of the residual certificate as the Company has the power to direct the significant activities of the VIEs and is exposed to losses that could be potentially significant to the TOB VIEs.

As of October 31, 2017, the assets and liabilities of consolidated VIEs recorded in the Company's Consolidated Statement of Financial Condition are as follows (in thousands):

	Municipal TOB Trusts
Consolidated assets [1]	
Financial instruments owned, at fair value	$ 4,022,760
Other assets	5,896
Total assets	$ 4,028,656
Consolidated liabilities	
Short-term borrowings	$ 4,027,900
Accounts payable and accrued liabilities	5,896
Total liabilities	$ 4,033,796

[1] Investors do not have recourse to the Company's general assets, unless the Company breaches its contractual obligations related to these VIEs.

20. SECURITIES FINANCING

The following table presents the gross amount of liabilities associated with repurchase agreements and securities lending agreements, disaggregated by class of collateral pledged and by remaining contractual maturity as of October 31, 2017 (in thousands):

	Open	1 to 30 Days	31 to 90 Days	Netting [1]	Total
Securities sold under agreements to repurchase, at fair value:					
U.S. government and agency obligations	1,523,119	34,811,529	14,491,358	(13,638,181)	37,187,825
Corporate and other debt	2,764,177	679,192	1,645,319	-	5,088,688
	4,287,296	35,490,721	16,136,677	(13,638,181)	42,276,513
Securities loaned:					
U.S. government and agency obligations	-	879,989	-	-	879,989
Corporate and other debt	-	298,472	-	-	298,472
Equity securities	-	940,299	-	-	940,299
	-	2,118,760	-		2,118,760
Obligation to return securities received as collateral:					
Equity securities	-	1,099,215	-	-	1,099,215
	-	1,099,215	-	-	1,099,215

[1] Amounts offset with securities financing assets that are not reflected in the table above

21. COMMITMENTS AND CONTINGENT LIABILITIES

Securities Transactions — At October 31, 2017, the Company had commitments to enter into future resale and repurchase agreements. At October 31, 2017, commitments in connection with resale agreements totaled $70.5 million and commitments for repurchase agreements totaled $127.9 million.

The Company has also sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in financial instruments sold, but not yet purchased, at fair value on the Consolidated Statement of Financial Condition. The Company will incur losses if the value of these securities increases subsequent to October 31, 2017.

The Company also pledges customers' securities as collateral for bank loans, securities loaned, or to satisfy margin deposit requirements of various clearinghouses and exchanges. In the event the Company's counterparty is unable to return the securities pledged, the Company might need to acquire the securities at prevailing market prices. In the case of repurchase agreements, the Company risks holding collateral at a market value less than contract value of the repurchase agreement. To control these risks, the Company monitors the market value of securities pledged and requires adjustments of collateral levels when deemed necessary.

Leases — The Company leases office space, furniture, and communications and information technology equipment under various non-cancellable operating and capital leases. The lease expiration dates for the major contracts range from 2021 to 2032, and the Company has an option to renew for five years. Most office space lease agreements include rate increases, which are recognized on a straight-line basis over the life of the lease, and cover payments of real estate taxes, insurance, and other occupancy expenses.

The Company accrues for potential real estate liabilities in a manner consistent with U.S. GAAP; that is when it is probable a liability has been incurred and the amount of the liability is reasonably estimable. Asset retirement obligations for real estate liabilities totaled $5.2 million, offset with accumulated amortization of $3.4 million at October 31, 2017. The Company reviews the status of their real estate properties on a quarterly basis and adjusts its reserves accordingly.

Exchange and Clearing Memberships — The Company maintains memberships with various domestic exchanges and clearinghouses. Exchange memberships owned by the Company are carried at cost as an intangible

asset in goodwill and intangible assets on the Consolidated Statement of Financial Condition and assessed periodically for potential impairment in accordance with ASC 940, *Financial Services — Brokers and Dealers*.

Under the standard membership agreements, members are generally required to guarantee the performance of other members. Under the agreements, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet these shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's obligation under such guarantees could exceed the collateral amounts posted. The Company's maximum potential liability under these arrangements cannot be quantified. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability was recorded for these arrangements at October 31, 2017.

Legal and Regulatory Matters — The Company is subject to complex legal and regulatory requirements that continue to evolve. The Company is and has been subject to a variety of legal proceedings including arbitrations, class actions and other civil litigations, as well as to other regulatory examinations, reviews, investigations (both formal and informal), audits and requests for information by various governmental regulatory agencies and self-regulatory organizations in various jurisdictions. Some of these matters may involve novel legal theories and interpretations and claims for very substantial or indeterminate damages, and some could result in the imposition of substantial civil damages (including punitive damages), regulatory enforcement penalties, fines, injunctions or other relief.

The Company's significant proceedings and regulatory matters are detailed below.

Foreign Exchange Matters
Various regulators are conducting inquiries regarding potential violations of antitrust law by a number of banks and other entities, including the Company, regarding foreign exchange trading. Since 2015, the Company is a named defendant, along with many other entities, in pending putative class actions in the U.S. and Canada regarding foreign exchange trading. These actions were each brought against multiple foreign exchange dealers and allege, among other things, collusive behavior in global foreign exchange trading. In September 2017, the U.S. District Court entered an order preliminarily approving the Company's pending settlement with class plaintiffs. Hearing on the fairness of the proposed settlements is currently scheduled by the U.S. District Court for May 2018. RBC and the Company denies liability in connection with the proposed settlement. The Canadian class actions and one other U.S. action that is purportedly brought on behalf of different classes of plaintiffs remain pending.

In its discretion the Company may choose to resolve claims, litigations, or similar matters at any time. Based on the facts currently known, it is not possible at this time to predict the ultimate outcome of these collective matters or the timing of their ultimate resolution.

LIBOR regulatory investigations and litigation
Various regulators and competition and enforcement authorities around the world, including in Canada, the United Kingdom, and the U.S., are conducting investigations related to certain past submissions made by panel banks in connection with the setting of the U.S. dollar London interbank offered rate (LIBOR). These investigations focus on allegations of collusion among the panel banks. RBC is a member of certain LIBOR panels, including the U.S. dollar LIBOR panel, and has been the subject of regulatory requests for information. In addition, RBC, and other U.S. dollar panel banks have been named as defendants in private lawsuits filed in the U.S. with respect to the setting of LIBOR including a number of class action lawsuits which have been consolidated before the U.S. District Court for the Southern District of New York. The Company has also been named as a defendant in one of those lawsuits. The complaints in those private lawsuits assert claims under various U.S. laws, including U.S. antitrust laws, the U.S. Commodity Exchange Act, and state law. On December 20, 2016, the U.S. District Court for the Southern District of New York dismissed a substantial portion of the consolidated LIBOR class action on jurisdictional grounds and lack of standing. Based on the facts currently known, it is not possible at this time to predict the ultimate outcome of these investigations or proceedings or the timing of their resolution

Royal Bank of Canada Trust Company (Bahamas) Limited Proceedings
On April 13, 2015, a French investigating judge notified the Company's affiliate, Royal Bank of Canada Trust Company (Bahamas) Limited (RBC Bahamas), of the issuance of an *ordonnance de renvoi* referring RBC Bahamas and other unrelated persons to the French *tribunal correctionnel* to face the charge of complicity in estate tax fraud relating to actions taken in a trust for which RBC Bahamas serves as trustee. RBC Bahamas believes that its actions

did not violate French law and contested the charge in the French court. On January 12, 2017, the French court acquitted all parties including RBC Bahamas. The French prosecutor's office has appealed. The appeal is currently scheduled to be heard commencing on March 2, 2018.

On October 28, 2016, RBC was granted a temporary one year exemption by the U.S. Department of Labor that will allow RBC and its current and future affiliates, including the Company, to continue to qualify for the Qualified Professional Asset Manager exemption under the Employee Retirement Income Security Act despite any potential conviction of RBC Bahamas in the French proceeding. An application to grant more lengthy exemptive relief is pending.

RBC Bahamas continues to review the trustee's and the trust's legal obligations, including liabilities and potential liabilities under applicable tax and other laws. Based on the facts currently known, it is not possible at this time to predict the ultimate outcome of these matters.

The Company contests liability and/or the amount of damages as appropriate in each pending matter. This is a matter of significant judgment and uncertainty. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases where claimants seek substantial or indeterminate damages or where investigations and proceedings are in the early stages, the Company cannot predict the loss or range of loss, if any, related to such matters; how or if such matters will be resolved; when they will ultimately be resolved; or what the eventual settlement, fine, penalty or other relief, if any, might be. Subject to the foregoing, the Company believes, based on current knowledge and after consultation with counsel, that the outcome of such pending matters will not have a material adverse effect on the consolidated financial statements of the Company, although the outcome of such matters could be material to the Company's operating results and cash flows for a particular future period, depending on, among other things, the level of the Company's revenues, income or cash flows for such period.

Legal accruals have been established in accordance with the requirements for accounting for contingencies. Once established, accruals are adjusted when there is more information available or when an event occurs requiring a change. There is a reasonable possibility that an additional loss may be incurred beyond the amount of legal accruals depending on the ultimate outcome of legal actions for which the Company is involved.

22. CREDIT QUALITY AND MARKET RISK

The Company's clearance activities involve the execution, settlement and financing of customers' securities and futures transactions. Customers' securities activities are transacted on either a cash or margin basis, while customers' futures transactions are generally transacted on a margin basis subject to exchange regulations.

In connection with the customer clearance activities, the Company executes and clears customer transactions involving the sales of securities short ("short sales"), entering into futures transactions and the writing of option contracts. Short sales require the Company to borrow securities to settle customer short sale transactions and, as such, these transactions may expose the Company to loss if customers are unable to fulfill their contractual obligations and customers' collateral balances are insufficient to fully cover their losses. In the event customers fail to satisfy their obligations, the Company may be required to purchase financial instruments at prevailing market prices in order to fulfill the customers' obligations.

The Company seeks to control the risks associated with its customers' activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels and, pursuant to such guidelines, may require customers to deposit additional cash or collateral, or to reduce positions, when deemed necessary. The Company also establishes credit limits for customers engaged in futures activities and monitors credit compliance. Additionally, with respect to the Company's correspondent clearing activities, introducing correspondent firms generally guarantee the contractual obligations of their customers. Further, the Company seeks to reduce credit risk by entering into netting agreements with customers, which permit receivables and payables with such customers to be offset in the event of a customer default.

In connection with the Company's customer financing and securities settlement activities, the Company may pledge customers' securities as collateral to satisfy the Company's exchange margin deposit requirements or to support its various secured financing sources such as bank loans, securities loaned and repurchase agreements. In the event

counterparties are unable to meet their contractual obligations to return customers' securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices to satisfy its obligations to such customers. The Company seeks to control this risk by monitoring the market value of securities pledged and by requiring adjustments of collateral levels in the event of excess exposure. Moreover, the Company establishes credit limits for such activities and monitors credit compliance. The Company did not incur any significant losses associated with credit events during the year.

23. REGULATORY CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires the Company maintain minimum net capital, as defined, equal to the greater of $1.5 million or 2% of aggregate debit balances arising from customer transactions, as defined.

The Company is also subject to the CFTC's minimum financial requirements (Regulation 1.17) which require the Company maintain minimum net capital, as defined, equal to 8% of the total risk margin requirement for positions carried in customer accounts and 8% of the total risk margin requirement for positions carried in noncustomer accounts, as defined. In addition, FINRA may require a member firm to reduce its business if net capital is less than 4% of aggregate debits and may prohibit a firm from expanding its business if net capital is less than 5% of aggregate debits. At October 31, 2017, the Company had net capital of $1.913 billion, which was $1.685 billion in excess of the required minimum net capital.

To allow an affiliate to classify its assets held by the Company as allowable assets in their computation of net capital, the Company computes a separate reserve requirement for Proprietary Accounts of Broker-Dealers ("PAB").

24. SUBSEQUENT EVENTS

The Company has evaluated events and transactions that occurred subsequent to October 31, 2017 through the date this Consolidated Statement of Financial Condition was issued. There were no events or transactions during the period which would require recognition or disclosure.

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